UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-29660

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUREWEST KSOP

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUREWEST COMMUNICATIONS

8150 INDUSTRIAL AVENUE, BUILDING A

ROSEVILLE, CALIFORNIA 95678

SUREWEST KSOP

FINANCIAL STATEMENTS

December 31, 2011 and 2010

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

SureWest KSOP

Roseville, California

We have audited the accompanying statement of net assets available for benefits of the SureWest KSOP (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe Horwath LLP

Sacramento, California

June 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

SureWest KSOP

Roseville, California

We have audited the accompanying statement of net assets available for benefits of the SureWest KSOP (the “Plan”) as of December 31, 2010.  This statement of net assets available for benefits is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above present fairly, in all material respects, the net assets available for benefits of the SureWest KSOP as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Perry-Smith LLP

June 14, 2011

SUREWEST KSOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010

ASSETS

Investments at fair value (Notes 3 and 4):
Mutual funds	$61,713,218	$61,465,341
Collective trust	9,938,642	8,174,510
SureWest Communications common stock	7,879,049	6,988,427

	79,530,909	76,628,278

Receivables:
From broker for securities sold	37,736	16,670
Notes receivable from participants	1,730,510	1,377,775

Total receivables	1,768,246	1,394,445

Total assets	81,299,155	78,022,723

LIABILITIES

Due to broker for securities purchased	24,532	13,711

Net assets reflecting investments at fair value	81,274,623	78,009,012

Adjustment from fair value to contract value for collective trust	(460,222)	(321,897)

Net assets available for benefits	$80,814,401	$77,687,115

See accompanying notes to the financial statements.

SUREWEST KSOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011

ADDITIONS

Additions (reductions) to net assets attributed to:
Investment income:
Interest and dividend income	$2,153,213
Net depreciation in fair value of investments (Note 3)	(1,114,351)

Total investment income, net	1,038,862

Interest income from notes to participants	71,578

Contributions:
Participants	4,108,298
Employer	2,726,431
Rollover	23,282

Total contributions	6,858,011

Total additions	7,968,451

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants	4,834,121
Administrative expenses	7,044

Total deductions	4,841,165

Net increase	3,127,286

Net assets available for benefits:

Beginning of year	77,687,115

End of year	$80,814,401

See accompanying notes to the financial statements.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

1.                                    DESCRIPTION OF THE PLAN

General

The SureWest KSOP (the “Plan” or “KSOP”) is a defined contribution plan established by SureWest Communications (“SureWest” or the “Company”) effective January 1, 1999.  All employees of SureWest and participating subsidiaries are immediately eligible to participate in the Plan upon hire.

The Administrative Committee of the Company’s Board of Directors (“Administrative Committee”) has the responsibility for the general operation of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Custodian and third party administrator of the Plan.  The Plan has two features, a “Stock Bonus” feature and an “Employee Stock Ownership” feature, qualifying under Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code” or “IRC”). The KSOP also allows for after-tax Roth elective deferrals as part of the Plan.

The following description of the Plan provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Contributions

Eligible participants may make pretax salary deferral contributions in any whole percentage up to 50% of pretax annual eligible compensation, subject to certain Internal Revenue Code limitations.  Participants may also elect to make salary deferral contributions on an after-tax basis in any whole percentage increments, subject to certain limitations defined by the Plan.  These contributions are designated as Roth elective deferral contributions or after-tax contributions by the participant.

The Company makes a matching contribution equal to 100% of the participant’s pretax and after-tax elective contributions, up to a maximum of 6% of the participant’s compensation.  Participants begin receiving the Company’s matching contribution when they enter the Plan and must have completed one year of service in order to be fully vested in the Company’s matching contribution.  Company contributions are subject to certain IRC limitations.

Participants may also contribute assets to the Plan that qualify as rollover contributions from other qualified plans within the meaning of the Code.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s pretax and after-tax elective contributions, allocation of the Company’s matching contribution, allocation of Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses.  Employer matching contributions are allocated to participants based on the participant’s elective contributions.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance at the date of distribution.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

1.                                    DESCRIPTION OF THE PLAN (Continued)

Participant Investment Options

Participants direct the investment of their contributions among any or all of the investment options offered by the Plan.  Participants may change their investment options at any time through Vanguard.

Notes Receivable from Participants

Participants may borrow from their fund accounts in the form of a loan with a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants are allowed to have two outstanding loans at any given time; one general purpose loan and one residential loan.  Loan transactions are treated as transfers between the investment fund and participant loan fund.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Principal and interest is paid through bi-weekly payroll deductions.

Vesting

Participants are immediately vested in their pretax and after-tax elective contributions, rollover contributions and actual earnings thereon.  Participants vest in Company matching contributions after one year of service.

Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution equal to the value in his or her account.  Distributions for the value of a participant’s account invested in the SureWest Company Stock Fund are made in the form of the Company’s common stock plus cash for any fractional shares or, if a participant elects, in cash as provided by the Plan Document.  Participants may also elect to receive in-service distributions on account of hardship or after attaining age 59½.  Cash dividends paid, if any, on SureWest common stock and allocated to participant accounts may be paid to participants in cash at the determination of the Administrative Committee or reinvested in the SureWest Company Stock Fund.

As of December 31, 2011 and 2010, there were no benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid.

The following amounts were distributed to participants or their beneficiaries during the year ended December 31, 2011:

SureWest common stock (717 shares)	$8,224
Cash	4,825,897
$4,834,121

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

1.                                    DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Forfeited balances, including terminated participants’ nonvested accounts, are used to reduce future Company matching contributions.  Unallocated forfeited balances were $16,002 and $14,288 as of December 31, 2011 and 2010, respectively, and forfeitures used to reduce Company contributions were $10,000 in 2011.

Administrative Expenses and Services

The Company provides accounting and other administrative services for the Plan at no charge.  Investment fund administrative expenses are paid by the Plan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  All shares for which the Trustee has not received timely participant directions shall be voted in the same proportion as the shares for which the trustee received timely directions, as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their account balances.  See Note 8.

2.                                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.  It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan’s investment in employer securities.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2011 and 2010.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

2.                                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Investments

Included in investments at December 31, 2011 and 2010 are shares of the Plan Sponsor’s common stock with a market value of $7,879,049 and $6,988,427, respectively.  The investment represents approximately 10% and 9% of total investments at December 31, 2011 and 2010, respectively.

The Plan invests in various securities including SureWest common stock that, in general, are exposed to various risks such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for additional discussion of fair value measurements.

Collective trust funds with underlying investments in investment contracts are valued based on the net asset value of the trust. These investments are recorded at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents collective trust funds at fair value as well as the related adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments and are not separately reflected.

Benefits

Benefits are recorded when paid.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

2.                                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to require additional disclosures regarding fair value measurements. The requirement to present a reconciliation of recurring Level 3 measurements for purchases, sales, issuances and settlements on a gross basis is effective for annual reporting periods beginning after December 15, 2010. Our adoption of this guidance did not have an impact to the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) – Fair Value Measurement (“ASU 2011-04”).  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements.  ASU 2011-04 is effective for annual reporting periods beginning after December 15, 2011.  The Plan’s management is currently evaluating the impact this update will have on the Plan’s financial statements.

3.                                    INVESTMENTS

The Plan’s investments are held in trust by Vanguard.  The Plan’s trust agreement requires the Trustee to invest the Plan’s assets into various fund options as directed by each participant.

Investments that represented 5% or more of the fair value of the Plan’s net assets available for benefits were as follows:

	December 31,
	2011	2010

Vanguard 500 Index Fund Investor Shares	$9,988,479	$9,824,689
Vanguard Retirement Savings Trust	9,938,642	8,174,510
Western Asset Core Plus Bond Portfolio	8,006,161	7,318,368
SureWest common stock	7,879,049	6,988,427
Vanguard Target Retirement 2015 Fund	7,264,902	7,243,576
Vanguard Capital Opportunity Fund	6,728,296	7,991,305
Vanguard Target Retirement 2040 Fund	5,450,380	5,473,895
American Funds EuroPacific Growth Fund	4,587,625	6,128,501

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

3.                                    INVESTMENTS (Continued)

The Plan’s investments, including investments purchased, sold and held during the year, appreciated (depreciated) in fair value as follows:

Year Ended
December 31,
2011

SureWest common stock	$1,031,721
Mutual funds	(2,146,072)
Net depreciation in fair value of investments	$(1,114,351)

4.                                    FAIR VALUE MEASUREMENTS

The Plan uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Plan’s assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.

Level 3

Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

The tables below present the balances of assets measured at fair value on a recurring basis by hierarchy level.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

4.                                    FAIR VALUE MEASUREMENTS (Continued)

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$27,842,933	$27,842,933	$-	$-
Bond funds	8,006,161	8,006,161	-	-
Domestic stock funds	21,242,866	21,242,866	-	-
International stock funds	4,587,625	4,587,625	-	-
Money market fund	33,633	33,633	-	-
Common stock	7,879,049	7,879,049	-	-
Collective trust	9,938,642	-	9,938,642	-
	$79,530,909	$69,592,267	$9,938,642	$-

	December 31, 2010
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$26,606,055	$26,606,055	$-	$-
Bond funds	7,318,368	7,318,368	-	-
Domestic stock funds	21,367,175	21,367,175	-	-
International stock funds	6,128,501	6,128,501	-	-
Money market fund	45,242	45,242	-	-
Common stock	6,988,427	6,988,427	-	-
Collective trust	8,174,510	-	8,174,510	-
	$76,628,278	$68,453,768	$8,174,510	$-

There were no changes in the valuation techniques used during 2011.  The Plan’s valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets.  The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year.  Shares of registered investment companies are reported at fair value based on the quoted market price of the fund, which represents the net asset values on the last business day of the Plan year.  Shares of the institutional money market account, which are included in mutual funds, are valued at cost plus accrued interest, which approximates fair value.

The Collective Trust (Vanguard Retirement Savings Trust) is a stable value fund which invests primarily in synthetic insurance contracts that are backed by bond trusts and in traditional investments issued by insurance companies and commercial banks.  The fund seeks to provide current and stable income while maintaining a constant net asset value of $1 per share. There are currently no redemption restrictions on this investment. The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

4.                                    FAIR VALUE MEASUREMENTS (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan Administrative Committee believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers in or out of Levels 1, 2 or 3 during the years ended December 31, 2011 and 2010.

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2011 and 2010.

5.                                    PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds certain mutual fund investments that are issued by an affiliate of Vanguard and a collective trust also issued by Vanguard.  Vanguard is the Plan trustee and, therefore, these transactions and the Plan’s payment of trustee fees to Vanguard qualify as party-in-interest transactions.  The Plan also holds shares of SureWest Communications common stock (Note 3).  Notes receivable from participants also reflect party-in-interest transactions.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company.

During the years ended December 31, 2011 and 2010, the Plan purchased 126,843 and 163,718 shares of SureWest common stock with an aggregate cost of $1,586,193 and $1,208,486, respectively.  In addition, during the years ended December 31, 2011 and 2010, the Plan sold 124,300 and 217,232 shares of SureWest common stock, respectively, with an aggregate fair value at the date of sale of $1,731,501 and $1,885,254, respectively.  The Plan received dividends from SureWest of $169,370 during the year ended December 31, 2011. No dividends were received from SureWest during the year ended December 31, 2010.

6.                                    FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2003, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code.  Although the Plan has been amended since receiving the determination letter, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2008.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

7.                                    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of nets assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$80,814,401	$77,687,115
Adjustment from fair value to contract value for common collective trust	460,222	321,897
Net assets available for benefits per the Form 5500	$81,274,623	$78,009,012

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

Year Ended
December 31,
2011
Total additions per the financial statements	$7,968,451
Net change in adjustments from fair value to contract value for common collective trust	138,325
Total income per the Form 5500	$8,106,776

8.                                    SUBSEQUENT EVENTS

On February 5, 2012, SureWest entered into an Agreement and Plan of Merger (“the Merger Agreement”) by and among SureWest, Consolidated Communications Holdings, Inc., a Delaware corporation, (“Consolidated”), WH Acquisition Corp., a California corporation and wholly owned subsidiary of Consolidated (“Merger Sub I”) and WH Acquisition II Corp., a California corporation and wholly owned subsidiary of Consolidated (“Merger Sub II”), pursuant to which Merger Sub I will merge with and into SureWest, (the “First Merger”) and following consummation of the First Merger, SureWest will merge with and into Merger Sub II, and Merger Sub II shall be the surviving corporation.

Pursuant to the terms of the Merger Agreement, SureWest shareholders may elect to exchange each share of SureWest Common Stock for either $23.00 in cash (without interest) or shares of Consolidated Common Stock having an equivalent value based on average trading prices for the 20-day period ending two days before the closing of the acquisition, subject to a collar so that there will be a maximum exchange ratio of 1.40565 shares of Consolidated Common Stock for each share of SureWest Common Stock and a minimum of 1.03896 shares of Consolidated Common Stock for each share of SureWest Common Stock.  Overall elections are subject to proration so that 50% of the SureWest shares will be exchanged for cash and 50% for stock.  The results of applying the collar and proration provisions are subject to adjustment to ensure the transaction will be treated as a tax-free reorganization for federal income tax purposes. Shares of SureWest with respect to which no election is timely made will be converted into the right to receive the cash consideration or the Consolidated Common Stock, as determined in accordance with the proration described in the Merger Agreement.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS (Continued)

8.                                    SUBSEQUENT EVENTS (Continued)

The completion of this transaction is subject to customary closing conditions and the transaction is expected to close on July 2, 2012.  All shareholder and regulatory approvals that are conditions to the merger have been completed.  Pursuant to the terms of the Merger Agreement, the Plan will be frozen on the effective date of the merger and all participants will become 100% vested.

SUPPLEMENTAL SCHEDULE

SUREWEST KSOP

EMPLOYER IDENTIFICATION NUMBER:  HF-68-0365195

PLAN NUMBER: 003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

		(c)
		Description of
	(b)	Investment, Including
	Identity of Issuer,	Maturity Date, Rate of	(e)
	Borrower, Lessor	Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

*	Vanguard Prime Money Market Fund	33,633 shares	$33,633

	Common Stock:
*	SureWest Communications	654,950 shares, no par value	7,879,049

	Common Collective Trust:
*	Vanguard Retirement Savings Trust	9,938,642 shares	9,938,642

	Registered Investment Companies:
*	Vanguard 500 Index Fund Investor Shares	86,256 shares	9,988,479
	Western Asset Core Plus Bond Portfolio	720,627 shares	8,006,161
*	Vanguard Target Retirement 2015 Fund	590,642 shares	7,264,902
*	Vanguard Capital Opportunity Fund	228,001 shares	6,728,296
*	Vanguard Target Retirement 2040 Fund	265,872 shares	5,450,380
	American Funds EuroPacific Growth Fund	130,479 shares	4,587,625
*	Vanguard Target Retirement Income	291,559 shares	3,361,675
*	Vanguard Target Retirement 2005 Fund	167,870 shares	2,011,082
*	Vanguard Target Retirement 2035 Fund	154,610 shares	1,934,168
*	Vanguard Target Retirement 2025 Fund	146,752 shares	1,800,646
*	Vanguard Target Retirement 2020 Fund	76,783 shares	1,665,425
*	Vanguard Target Retirement 2030 Fund	79,004 shares	1,652,774
	T. Rowe Price Small-Cap Stock Fund	51,070 shares	1,595,926
	Goldman Sachs Mid Cap Value Fund	39,710 shares	1,333,065
*	Vanguard Target Retirement 2045 Fund	101,037 shares	1,300,345
*	Vanguard Target Retirement 2010 Fund	39,589 shares	887,975
	American Funds AMCAP Fund	43,255 shares	818,380
*	Vanguard Windsor II Fund	30,206 shares	778,720
*	Vanguard Target Retirement 2050 Fund	25,141 shares	513,134
*	Vanguard Target Retirement 2055 Fund	20 shares	427

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%	1,730,510

	Total		$81,261,419

*	Represents a party-in-interest to the Plan as defined by ERISA.

Column (d), cost, has been omitted, as investments are all participant directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SureWest KSOP

/s/ Dan T. Bessey
Dan T. Bessey
Vice President and
Chief Financial Officer

Date: June 26, 2012

Exhibit Index

Exhibit No.	Description	Method of Filing
23.1	Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm	Filed herewith
23.2	Consent of Perry Smith LLP, Independent Registered Public Accounting Firm	Filed herewith